UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Southwall Technologies Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

844909101

(CUSIP Number)

Peter E. Salas, 1903 Island Walkway, Fernandina Beach, Florida 32034, 904-491-5003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Direct Equity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,475,719
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,475,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,475,719
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,475,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Dolphin Mgmt Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,475,719
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,475,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 844909101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). (Intentionally Omitted) Peter E. Salas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,475,719
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,475,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-1 under the

Securities Exchange Act of 1934, as amended

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) and Series A 10% Cumulative Preferred Stock (“Series A Preferred Stock”), of Southwall Technologies Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3788 Fabian Way, Palo Alto, California 94303.

Item 2. Identity and Background.

(a)-(c) and (f) This Statement is filed by Dolphin Direct Equity Partners, LP, a Delaware limited partnership (“Dolphin Direct”), Dolphin Advisors, L.L.C., a Delaware limited liability company (“Dolphin Advisors”), Dolphin Mgmt Services, Inc. a Delaware corporation (“Dolphin Management”), and Peter E. Salas, a natural person who is a U.S. citizen. Dolphin Direct, Dolphin Advisors, Dolphin Management and Peter E. Salas are collectively referred to in this Statement as the “Reporting Persons.”

The principal business office and mailing address of the Reporting Persons is c/o Dolphin Mgmt Services, Inc., 1903 Island Walkway, Fernandina Beach, Florida 32034. Dolphin Direct is a private investment partnership. The business of Dolphin Advisors is to serve as the managing general partners of Dolphin Direct. The business of Dolphin Management is to serve as the managing member of Dolphin Advisors. The present principal occupation of Peter E. Salas is President of Dolphin Management.

(d) and (e) During the past five years, none of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 925,436 shares of Common Stock ($1,238,266) and 1,630,833 shares of Series A Preferred Stock ($1,630,833). The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

On October 6, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Solutia Inc., a Delaware corporation (“Solutia”), Backbone Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Solutia (“Merger Sub”), and the Issuer, pursuant to which Solutia agreed to acquire the Issuer on the terms and subject to the conditions set forth in the Merger Agreement. For a more detailed description of the Merger Agreement, please see Exhibit 2.1 of the Form 8-K filed by the Issuer with the SEC on October 11, 2011 (the “Form 8-K”).

In connection with the parties’ entry into the Merger Agreement, Dolphin Direct Equity Partners, L.P. entered into a tender and support agreement with Solutia, Merger Sub and the Issuer (the “Support Agreement”), providing that the Dolphin Direct Equity Partners, L.P. shall, among other things, (i) convert all Series A Preferred Stock held by Dolphin Direct Equity Partners, L.P. into Common Stock, (ii) tender all Common Stock beneficially owned by Dolphin Direct Equity Partners, L.P. (including all shares obtained pursuant to the conversion) to Merger Sub, and (iii) take certain other actions and comply with certain other restrictions to support the merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement. In addition, in the event of certain terminations of the Merger Agreement, Dolphin Direct Equity Partners, L.P. shall share a certain portion of any additional profit obtained in connection with the Issuer’s entry into an Alternative Transaction (as defined in the Merger Agreement). The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.2 to the Form 8-K.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) (1) Dolphin Direct owns (i) 925,436 shares of Common Stock which amount constitute 13.2% of the issued and outstanding Common Stock and (ii) owns of record 1,630,833 shares of Series A preferred Stock which in turn is convertible to 550,283 (assuming such conversion occurs on November 14, 2011). Assuming full conversion of Series A Preferred Stock Dolphin Direct would own 1,425,719 shares of Common Stock, which would constitute 20.4% of the issued and outstanding Common Stock.

(2) Dolphin Advisors may be deemed to own beneficially the Common and Preferred Stock by virtue of its position as managing general partners of Dolphin Direct and accordingly may be deemed to beneficially own 1,475,719 shares of Common Stock which amount constitute 20.4% of the issued and outstanding Common Stock. Dolphin Advisors disclaims beneficial ownership of all the reported shares of Common Stock owned by Dolphin Direct and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by Dolphin Advisors of beneficial ownership of such shares for any purpose.

(3) Dolphin Mgmt Services, Inc. may be deemed to own beneficially the Common and Series A Preferred Stock by virtue of its position as managing member of Dolphin Advisors, the managing general partner of Dolphin Direct, and accordingly may be deemed to beneficially own 1,475,719 shares of Common Stock which amount constitute 20.4% of the issued and outstanding Common Stock. Dolphin Mgmt Services, Inc. disclaims beneficial ownership of all the reported shares of Common Stock owned by Dolphin Direct and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by Dolphin Mgmt Services, Inc. of beneficial ownership of such shares for any purpose.

(3) Peter E. Salas may be deemed to own the Common and Series A Preferred Stock owned by Dolphin Direct by virtue of his position as president of Dolphin Management, the managing members of Dolphin Advisors, which in turn is the managing general partner of Dolphin Direct, and accordingly may be deemed to beneficially own 1,475,719 shares of Common Stock which constitutes 20.4% of the issued and outstanding Common Stock. Mr. Salas disclaims beneficial ownership of all of the reported shares of Common stock owned by Dolphin Direct and the inclusion of these shares of Common Stock in the report shall not be deemed an admission by him of beneficial ownership of such shares for any purpose.

(b) Dolphin Advisors the managing general partner of Dolphin Direct, and Dolphin Direct have shared power to direct the vote and disposition of 1,475,717 shares of Common Stock and Common Stock issuable upon the conversion of Series A Preferred Stock. Dolphin Management may be deemed to have shared power to direct the vote and disposition of 1,475,719 shares of Common Stock and Common Stock issuable upon the conversion of Series A Preferred Stock because it is the managing member of Dolphin Advisors, the managing general partner of Dolphin Direct.

Peter E. Salas may be deemed to have shared power to direct the vote and disposition of 1,475,719 shares of Common Stock and Common Stock issuable upon the conversion of Series A Preferred Stock because he serves as the President of Dolphin Management, the managing member of Dolphin Advisors, which in turn is the managing general partner of Dolphin Direct.

(c) The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days.

(d) (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth in this Item 6, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In connection with the parties’ entry into the Merger Agreement, Dolphin Direct Equity Partners, L.P. entered into a Support Agreement, providing that the Dolphin Direct Equity Partenrs, LP shall, among other things, (i) convert all Series A Preferred Stock held by such stockholders into Common Stock, (ii) tender all Common Stock beneficially owned by such stockholders (including all shares obtained pursuant to the conversion) to Merger Sub, and (iii) take certain other actions and comply with certain other restrictions to support the merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement. In addition, in the event of certain terminations of the Merger Agreement, Dolphin Direct Equity Partners, L.P. shall share a certain portion of any additional profit obtained in connection with the Issuer’s entry into an Alternative Transaction (as defined in the Merger Agreement). The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.2 to the Form 8-K.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit 99.1: Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia, Merger Sub, the Issuer and Dolphin Direct Equity Partners, L.P. (incorporated by reference to the Form 8-K filed by the Issuer with the SEC on October 11, 2011)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13-d1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of October, 2011.

DOLPHIN DIRECT EQUITY PARTNERS, LP

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Title:	Authorized Signatory

DOLPHIN ADVISORS, L.L.C.

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Title:	Authorized Signatory

DOLPHIN MGMT SERVICES, INC.

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Title:	Authorized Signatory